SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             CRYOPAK INDUSTRIES INC.
                             -----------------------
                               (Registrant's Name)

              1120-625 Howe Street, Vancouver, B.C. Canada V6C 2T6
              ----------------------------------------------------
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F X Form 40-F _____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Description of document filed:

     The attached is a Form 61 Quarterly Report for the quarter ended December 31, 1999 as filed with the British Columbia Securities Commission.

                                    FORM 61

                                QUARTERLY REPORT

Incorporated as part of:        X       Schedule A
                                        Schedules B & C
                                (place X in appropriate category)

ISSUER DETAIL:
NAME OF ISSUER:                 CRYOPAK INDUSTRIES INC.
ISSUER ADDRESS:                 Suite 1120, 625 Howe Street
                                Vancouver, British Columbia
                                V6C 2T6

CONTACT PERSON:                 Laila Yee
CONTACT'S POSITION:             Office Manager
CONTACT TELEPHONE NUMBER:       (604) 685-3616
FOR QUARTER ENDED:              December 31, 1999
DATE OF REPORT:                 February 22, 2000

                                   CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF ITS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE "A" AND SCHEDULES "B" AND "C".

R. LEIGH JEFFS             /s/ R. Leigh Jeffs             2000/02/22
--------------             ------------------             ----------
NAME OF DIRECTOR           SIGN (TYPED)                   DATE SIGNED (YY/MM/DD)

JOHN F. MORGAN             /s/ John F. Morgan             2000/02/22
---------------            ------------------             ----------
NAME OF DIRECTOR           SIGN (TYPED)                   DATE SIGNED (YY/MM/DD)

CRYOPAK INDUSTRIES INC.
CONSOLIDATED INTERIM BALANCE SHEET
AS AT DECEMBER 31, 1999 AND 1998
(Unaudited - Prepared by Management)


                                                      1999                      1998
                                                      ----                      ----
Current

      Cash                                            $      17,823             $       8,371
      Accounts receivable                                   344,143                   399,261
      Inventory                                             127,954                    35,639
      Employee advances                                     218,000                         -
      Prepaid expenses                                       77,840                    10,260
                                                             ------                    ------
                                                            785,760                   573,140
Term deposit - restricted                                   125,649                   119,609
Investments                                                      75                        75
Capital assets                                              505,093                   393,989
Advances to related company                                  21,357                    35,394
Intangibles                                                 331,519                   386,028
                                                            -------                   -------
                                                      $   1,769,453             $   1,388,551
                                                      =============             =============
LIABILITIES

Current

      Accounts payable and accrued liabilities        $     399,962             $     312,241
      Current portion of capital lease                       81,000                    81,000
                                                             ------                    ------
                                                            480,962                   393,241
Capital lease payable                                       214,725                   259,659
Deferred income taxes                                        20,467                    20,467
                                                             ------                    ------
                                                            716,154                   673,367
                                                            -------                   -------
SHAREHOLDERS' EQUITY
Share capital                                            10,954,217                 9,110,517
(Deficit)                                               ( 9,900,918)              ( 8,395,333)
                                                        -----------               -----------
                                                          1,053,299                   715,184
                                                          ---------                   -------
                                                      $   1,769,453             $   1,388,551
                                                      =============             =============

APPROVED BY THE BOARD:

/s/ R. Leigh Jeffs
------------------
Director

/s/ John F. Morgan
------------------
Director

CRYOPAK INDUSTRIES INC.
CONSOLIDATED INTERIM STATEMENT OF LOSS AND DEFICIT
FOR THE NINE MONTHS  ENDED  DECEMBER  31, 1999 AND 1998
(Unaudited - Prepared by Management)


                                                      1999                      1998
                                                      ----                      ----
Sales                                                 $    1,182,280            $      899,868
Cost of sales, Schedule 1                                    515,011                   532,591
Gross profit                                                 667,269                   367,277
Operating expenses, Schedule 2                             1,697,802                   931,490
(Loss) for the period                                    ( 1,030,533)                ( 564,213)
(Deficit), beginning of period                           ( 8,806,785)              ( 7,831,120)
Dividends paid by issuance of shares                     (    63,600)                        -
(Deficit), end of period                              $  ( 9,900,918)           $  ( 8,395,333)


CRYOPAK INDUSTRIES INC.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE NINE MONTHS ENDED DECEMBER 31, 1999 AND 1998
(Unaudited - Prepared by Management)


                                                      1999                      1998
                                                      ----                      ----
Operating activities

   Net (loss) for the period                          $  ( 1,030,533)           $   (564,213)
   Adjustment for:
     Depreciation and amortization                           134,751                 113,263
                                                             -------                 -------
                                                           ( 895,782)              ( 450,950)
   Changes in non-cash working capital
     Accounts receivable                                      17,089               ( 149,467)
     Inventory                                             ( 107,346)                  1,118
     Employee loans                                        ( 194,000)
     Prepaid expenses                                      (  63,765)                  1,936
     Accounts payable and accrued liabilities                122,996               ( 220,199)
     Note payable                                                  -               ( 350,000)
     Current portion of capital lease obligation             ( 3,544)                    826
                                                             -------                     ---
   Cash used in operating activities                     ( 1,124,352)            ( 1,166,737)
Financing activities

     Issue of shares                                         678,166               1,218,199
     Capital lease obligation                               ( 34,332)              (  60,356)
                                                            --------               ---------
   Cash provided by financing activities                     643,834               1,157,843
Investing activities

     Purchase of fixed assets                              ( 169,469)              (  21,328)
     Advances from related company                            27,511                  35,178
                                                              ------                  ------
   Cash used in investing activities                       ( 141,958)                 13,850
Increase (decrease) in cash, end of period                 ( 622,476)                  4,956
Cash (bank indebtedness), beginning of period                765,948                 123,026
                                                             -------                 -------
Cash (bank indebtedness), end of period               $      143,472            $    127,982
                                                      ==============            ============

CRYOPAK INDUSTRIES INC.
INTERIM CONSOLIDATED SCHEDULE OF COST OF SALES
FOR THE NINE MONTHS  ENDED  DECEMBER  31,1999 AND 1998
(Unaudited - Prepared by Management)

                                                                      Schedule 1


                                                      1999                      1998
                                                      ----                      ----
Purchases                                             $       381,386           $    467,399
Brokerage and tariffs                                           7,520                  2,524
Delivery and freight                                          126,105                 62,668
                                                              -------                 ------
Total cost of sales                                   $       515,011           $    532,591
                                                      ===============           ============


CRYOPAK INDUSTRIES INC.
INTERIM CONSOLIDATED SCHEDULE OF OPERATING EXPENSES
FOR THE NINE MONTHS ENDED DECEMBER 31, 1999 AND 1998
(Unaudited - Prepared by Management)

                                                                      Schedule 2


                                                      1999                      1998
                                                      ----                      ----
Interest and bank charges                             $         19,119          $      37,482
Consulting and management fees                                 536,249                217,800
Media advertising, marketing and promotion                     171,270                124,214
Filing, listings, and transfer agent fees                       14,491                 36,274
Investor relations                                             130,536                      -
Royalties                                                       45,358                 37,906
Amortization                                                   134,751                113,263
Office                                                         120,616                 77,143
Professional fees                                              144,866                 40,469
Rent                                                            39,211                 40,239
Salaries and benefits                                          140,446                112,978
Telephone                                                       30,483                 27,564
Travel and vehicle                                             170,406                 66,158
                                                               -------                 ------
                                                      $      1,697,802          $     931,490
                                                      ================          =============

Incorporated as part of:                Schedule A
                                X X     Schedules B & C
                                (place X in appropriate category)

ISSUER DETAIL:
NAME OF ISSUER:                 CRYOPAK INDUSTRIES INC.
ISSUER ADDRESS:                 Suite 1120, 625 Howe Street
                                Vancouver, British Columbia
                                V6C 2T6

CONTACT PERSON:                 Laila Yee
CONTACT'S POSITION:             Office Manager
CONTACT TELEPHONE NUMBER:       (604) 685-3616
FOR QUARTER ENDED:              December 31, 1999
DATE OF REPORT:                 February 22, 2000

                                   CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF ITS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE "A" AND SCHEDULES "B" AND "C".

R. LEIGH JEFFS             /s/ R. Leigh Jeffs             2000/02/22
--------------             ------------------             ----------
NAME OF DIRECTOR           SIGN (TYPED)                   DATE SIGNED (YY/MM/DD)

JOHN F. MORGAN             /s/John F. Morgan              2000/02/22
---------------            ------------------             ----------
NAME OF DIRECTOR           SIGN (TYPED)                   DATE SIGNED (YY/MM/DD)

CRYOPAK INDUSTRIES INC.
SCHEDULE B
FOR THE NINE MONTHS ENDED DECEMBER 31,1999

1. For the Current Fiscal Year-to-Date
--------------------------------------

     The aggregate amount of expenditures made to parties not at arm's length from the issuer is $262,000 in management fees paid to three Directors pursuant to management contracts. Payments totaling $6,000 were made to one Director for accounting and advisory services. Consulting fees amount to $274,249.

2. For the Quarter Ended December 31,1999
-----------------------------------------

a)      Securities Issued
        Type of security issued:   common shares
        Type of issue:             declaration and issuance of dividends

# of Shares     Price      Date of Issue       Total         Type of
-----------     -----      -------------       Proceeds      Consideration
                                               --------      -------------
82,667          $0.76935   Nov. 30/99          $ 63,600      Pymnt of
                                                             dividends

b) No Options Granted

3. As at the Quarter Ended December 31, 1999
--------------------------------------------

a) Authorized Capital                         $ 100,000,000
   Shares Issued and Outstanding                 18,336,707
   Shares Allocated but Unissued                  3,000,000

b)

Type of Security     # of Shares      Conversion/           Expiry Date
----------------     -----------      Exercise Price        -----------
                                      --------------
Options                100,000        $0.40                 June 26, 2000
                       390,000         0.82                 August 17, 2000
                       343,000         0.64                 January 7, 2001
                       160,000         0.82                 February 11, 2001
                       290,000         0.86                 April 21, 2001
                       250,000         0.75                 September 3, 2001
                        40,000         0.75                 September 3, 2003
                      *750,000         0.76                 March 19, 2004

CRYOPAK INDUSTRIES INC.
SCHEDULE B
FOR THE NINE MONTHS ENDED DECEMBER 31,1999

3. As at the Quarter Ended December 31, 1999 (Cont'd)
-----------------------------------------------------

b)

Type of Security     # of Shares      Conversion/           Expiry Date
----------------     -----------      Exercise Price        -----------
                                      --------------
Preferred Shares          530         $2.00                 May 12, 2000
Warrants              119,608         $0.46                 March 20, 2000
                      250,000          0.46                 April 29, 2000
                      225,000          0.46                 May 13, 2000
                      135,000          0.46                 May 29, 2000
                      265,000          0.46                 June 3, 2000
                      125,000          0.46                 June 17, 2000
                       72,000          1.00                 April 23, 2001
                      150,000          1.15                 June 21, 2001

* These options will vest at a rate of 50,000 at the end of each calendar quarter commencing March 31, 1999.

c) Shares in escrow
      350,000

d) List of Directors
      Harry Bydgnes
      R. Leigh Jeffs
      Douglas R. Reid
      John McEwen
      John F. Morgan
      Ross Morrison

CRYOPAK INDUSTRIES INC.
SCHEDULE C
FOR THE NINE MONTHS ENDED DECEMBER 31,1999

The Company is in the business of selling temperature controlling packaging solutions. The Company developed and holds patents for its cryopak product, which is compromised of uniform, laminate pouches filled with a clear non-toxic liquid. When frozen, cryopak is used to provide even distribution of refrigeration over a large area, and unfrozen to protect products from accidental freezing.

General Discussion
------------------

Sales in the first nine months of the fiscal year, slowed slightly from the +58% of the first six months to a still acceptable year over year improvement of +31 %. Year over year improvement was impacted by the delayed introduction of a major new product by our largest customer Wyeth-Ayerst. At the time of writing we anticipate that this product will be launched in the fourth quarter with a major impact on sales being realized in our next fiscal year.

Gross profit for the first nine months is up 81.7% versus the same period last year confirming our decision to bring our manufacturing under closer control. This growth in gross margin should be further enhanced with the acquisition of our contract manufacturer Northland Custom Packaging.

In the past three months, the Company has directed its efforts to:

     1.   expanding  its  exposure  in  the  Pharmaceutical  industry.   Testing
          agreements have been successfully put in place with SmithKline Beecham and Caremark, while two others are pending.

     2. continuing to prepare for the retail launch of Cryopak through IIDA. Four retail sales units (two bags and two boxes) have been developed and tested in research and are ready for a spring launch.

     3. completing the development of it's marketing programs and the on-going development of its brand.

     4. preparing for and searching out the appropriate financing package for the acquisition of both Northland Ice Gel and Northland Custom Packaging.

     5. continuing to expand its relationship with it's major customer Wyeth-Ayerst. Cryopak has been approved as a key component in the packaging of all temperature-sensitive products and will participate in the launch of Wyeth Ayerst's new vaccine PrevnarTM.


In order to achieve the foregoing, the Company has continued to spend against its marketing objectives. Spending in the third quarter was down significantly quarter over quarter (-300%) but up versus the same quarter a year ago (-X75%).

CRYOPAK INDUSTRIES INC.
SCHEDULE C
FOR THE NINE MONTHS ENDED DECEMBER 31,1999

Investor Relations Activities
-----------------------------

Investor relations continue to be managed internally however, consistent with our financing needs, several companies are currently being considered.

On Behalf of the Board of Directors

/s/ Harry Bygdnes
-----------------
Harry Bygdnes
President